Appendix 99.1

ATS CORPORATION

Management’s Discussion and Analysis

For the Quarter Ended December 31, 2023

TSX: ATS
NYSE: ATS

Management’s Discussion and Analysis
For the Quarter Ended December 31, 2023

This Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended December 31, 2023 ("third quarter of fiscal 2024") is as of February 6, 2024 and provides information on the operating activities, performance and financial position of ATS Corporation (“ATS” or the “Company”). It should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the third quarter of fiscal 2024, which have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting, and are reported in Canadian dollars. All references to “$” or “dollars” in this MD&A are to Canadian dollars unless otherwise indicated. The Company assumes that the reader of this MD&A has access to, and has read, the audited consolidated financial statements of the Company prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Standards Board and the MD&A of the Company for the year ended March 31, 2023 (“fiscal 2023 MD&A”), and, accordingly, the purpose of this document is to provide a fiscal 2024 third quarter update to the information contained in the fiscal 2023 MD&A. Additional information is contained in the Company’s filings with Canadian and U.S. securities regulators, including its Annual Information Form for fiscal 2023, found on the Company’s profile on SEDAR+ at www.sedarplus.com, on the Company's profile on the U.S. Securities and Exchange Commission's EGDAR website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

IMPORTANT NOTES

Forward-Looking Statements
This document contains forward-looking information within the meaning of applicable securities laws. Please see “Forward-Looking Statements” for further information on page 25.

Non-IFRS and Other Financial Measures
Throughout this document, management uses certain Non-IFRS financial measures, Non-IFRS ratios and supplementary financial measures within the meaning of applicable securities laws to evaluate the performance of the Company. See “Non-IFRS and Other Financial Measures” on page 27 for an explanation of such measures and “Reconciliation of Non-IFRS Measures to IFRS Measures” beginning on page 19 for a reconciliation of Non-IFRS measures.

COMPANY PROFILE

ATS is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's website can be found at www.atsautomation.com. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS.

STRATEGY

To drive the creation of long-term sustainable shareholder value, the Company employs a three-part value creation strategy: Build, Grow and Expand.

Build: To build on the Company’s foundation and drive performance improvements, management is focused on the advancement of the ATS Business Model (“ABM”), the pursuit and measurement of value drivers and key performance indicators, a rigorous strategic planning process, succession planning, talent management, employee engagement, and instilling autonomy with accountability into its businesses.

Grow: To drive organic growth, ATS develops and implements growth tools under the ABM, provides innovation and value to customers and works to grow reoccurring revenues.

Expand: To expand the Company’s reach, management is focused on the development of new markets and business platforms, the expansion of service offerings, investment in innovation and product development, and strategic and disciplined acquisitions that strengthen ATS.

The Company pursues all of its initiatives using a strategic capital allocation framework in order to drive the creation of long-term sustainable shareholder value.

ATS Business Model
The ABM is a business management system that ATS developed with the goal of enabling the Company to pursue its strategies, outpace the growth of its chosen markets, and drive continuous improvement year over year. The ABM emphasizes:

•People: developing, engaging and empowering ATS’ people to build the best team;

•Process: aligning ATS’ people to implement and continuously improve robust and disciplined business processes throughout the organization; and

•Performance: consistently measuring results in order to yield world-class performance for ATS' customers and shareholders.

The ABM is ATS’ playbook, serving as the framework to achieve business goals and objectives through disciplined, continuous improvement. The ABM is employed by ATS divisions globally and is supported with extensive training in the use of key problem-solving tools, and applied through various projects to drive continuous improvement. When ATS makes an acquisition, the ABM is quickly introduced to the new company as a means of supporting cultural and business integration.

FINANCIAL HIGHLIGHTS
(In millions of dollars, except per share and margin data)

	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Variance	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023	Variance
Revenues	$752.0	$647.0	16.2%	$2,241.4	$1,846.6	21.4%
Net income	$47.2	$29.2	61.6%	$145.7	$98.1	48.5%
Adjusted earnings from operations[1,2]	$101.2	$86.2	17.4%	$301.6	$241.5	24.9%
Adjusted earnings from operations margin[1,2]	13.5%	13.3%	13bps	13.5%	13.1%	38bps
Adjusted EBITDA[1,2]	$119.3	$100.7	18.5%	$354.6	$283.0	25.3%
Adjusted EBITDA margin[1,2]	15.9%	15.6%	30bps	15.8%	15.3%	50bps
Basic earnings per share	$0.48	$0.32	50.0%	$1.49	$1.07	39.3%
Adjusted basic earnings per share[1,2]	$0.65	$0.56	16.1%	$1.96	$1.64	19.5%
Order Bookings[1]	$668.0	$979.0	(31.8)%	$2,100.0	$2,518.0	(16.6)%

As At	December 31 2023	January 1 2023	Variance
Order Backlog[1]	$1,907	$2,143	(11.0)%
1Non-IFRS Financial Measure - See “Non-IFRS and Other Financial Measures.”
2Certain Non-IFRS Financial Measures have been revised from previously disclosed values to exclude the impact on stock-based compensation expense of the revaluation of deferred stock units and restricted share units resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides further insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

EXECUTIVE SUMMARY: GROWTH IN STRATEGIC END MARKETS

•Growth in third quarter revenues of 16.2% year over year was driven by organic revenue growth of 9.1%, in addition to 2.5% from the positive impact of foreign exchange translation, and 4.6% from recently acquired companies. “Acquisitions” or “acquired companies” in this MD&A refer to companies that were not part of the consolidated group in the comparable prior-year periods. Organic revenue is a Non-IFRS Financial Measure and organic revenue growth is a Non-IFRS Ratio - see “Non-IFRS and Other Financial Measures”.
•Trailing twelve month book-to-bill ratio at December 31, 2023 was 0.95:1, with Order Bookings in the third quarter amounting to $668 million compared to $979 million a year earlier when ATS received Order Bookings of U.S. $221.3 million (approximately $300.2 million CAD) from an electric vehicle ("EV") customer. Organic Order Bookings were 36.2% lower than a year ago (which included these EV Order Bookings), partially offset by a 3.0% contribution from recent acquisitions and a positive impact of 1.4% from foreign exchange translation. Order Bookings, organic Order Bookings growth and book-to-bill ratio are Supplementary Financial Measures - see “Non-IFRS and Other Financial Measures”.
•Order Backlog of $1,907 million at quarter-end was 11.0% lower than the prior year, and is distributed across strategic global markets and regulated industries, and provides good revenue visibility. Order Backlog is a Supplementary Financial Measure - see “Non-IFRS and Other Financial Measures”.
•Non-cash working capital as a percentage of revenues was 17.8% and decreased in comparison to the prior quarter, primarily driven by customer project schedules, including timing of milestone billings and payments for large EV programs. Net debt to adjusted EBITDA ratio at December 31, 2023 of 2.3 times increased with the acquisition of Avidity (as defined herein) and was within the Company's target range as it continues to fund short-term working capital requirements to support growth. Non-cash working capital as a percentage of revenues and net debt to adjusted EBITDA are Non-IFRS ratios — see “Non-IFRS and Other Financial Measures”.
•Adjusted earnings from operations for the third quarter increased 17.4% to $101.2 million (13.5% margin), compared to $86.2 million (13.3% margin) a year ago on higher revenues, partially offset by higher SG&A expenses. (Adjusted earnings from operations is a Non-IFRS Financial Measure and adjusted earnings from operations margin is a Non-IFRS Ratio — see “Non-IFRS and Other Financial Measures”.)

STRATEGIC BUSINESS ACQUISITIONS

On June 30, 2023, the Company acquired Yazzoom B.V. ("Yazzoom"), a Belgium-based provider of artificial intelligence and machine learning based tools for industrial production. Yazzoom joined ATS' Process Automation Solutions ("PA") business to broaden its process optimization and digitalization capabilities in key focus sectors. Yazzoom leverages integrated data to enable predictive analytics and insights that drive tangible improvements in production processes. The purchase price was $5.3 million (3.7 million Euros).

On July 3, 2023, the Company acquired Odyssey Validation Consultants Limited ("Odyssey"), an Ireland-based provider of digitalization solutions for the life sciences industry. Odyssey also joined ATS' PA business, and their expertise in delivering production process improvements through computer system validation as well as cloud-based software solutions are also expected to advance PA's digitalization capabilities. The purchase price was $5.6 million (3.9 million Euros).

On November 16, 2023, the Company acquired Avidity Science, LLC ("Avidity"), a growing designer and manufacturer of automated water purification solutions for biomedical and life science applications. The total purchase price paid in the third quarter of fiscal 2024, pending post-closing adjustments was $271.9 million (U.S. $198.6 million). Avidity serves a diverse global customer base of pharmaceutical, biopharma, healthcare, government, and academic research facilities. Avidity bolsters ATS' value proposition for both new and existing customers by providing researchers confidence in their data during key stages of drug discovery, development and testing.

On January 1, 2024, subsequent to the third quarter, the Company acquired IT.ACA. Engineering S.r.l., an Italian automation system integrator.

Order Bookings by Quarter
Third quarter fiscal 2024 Order Bookings were $668 million, a 31.8% year over year decrease, reflecting an organic Order Bookings decline of 36.2%, primarily related to the transportation market, partially offset by 3.0% growth from acquired companies, in addition to a 1.4% increase due to foreign exchange rate translation of Order Bookings from foreign-based ATS subsidiaries, primarily reflecting the strengthening of the Euro relative to the Canadian dollar. Order Bookings from acquired companies totalled $29.0 million. By market, Order Bookings in life sciences increased compared to the prior-year period primarily due to $18.1 million of contributions from acquired companies, organic growth and a positive foreign exchange rate translation of Order Bookings from foreign-based ATS subsidiaries. Order Bookings in transportation decreased compared to the prior-year period, as a result of variability on timing of large EV orders. Third quarter fiscal 2023 included Order Bookings of U.S. $221.3 million (approximately $300.2 million CAD) from a global automotive customer to move towards fully automated battery assembly systems for their North American manufacturing operations. Order Bookings in food & beverage increased compared to the prior-year period primarily due to foreign exchange rate translation of Order Bookings from foreign-based ATS subsidiaries. Order Bookings in consumer products increased primarily due to the timing of customer projects and contributions from acquired companies. Order Bookings in energy decreased primarily due to timing of customer projects.

Trailing twelve month book-to-bill ratio at December 31, 2023 was 0.95:1. Book-to-bill ratio is a supplementary financial measure - see “Non-IFRS and Other Financial Measures.”
Order Backlog Continuity
(In millions of dollars)

	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Opening Order Backlog	$2,016	$1,793	$2,153	$1,438
Revenues	(752)	(647)	(2,241)	(1,847)
Order Bookings	668	979	2,100	2,518
Order Backlog adjustments[1]	(25)	18	(105)	34
Total	$1,907	$2,143	$1,907	$2,143
1Order Backlog adjustments include incremental Order Backlog of acquired companies ($4 million acquired with Avidity in the three and nine months ended December 31, 2023, and $11 million acquired with IPCOS Group N.V. ("IPCOS") in the three and nine months ended January 1, 2023), foreign exchange adjustments, scope changes and cancellations.

OUTLOOK

Order Backlog by Market
(In millions of dollars)

As at	December 31, 2023	January 1, 2023
Life Sciences	$875	$793
Transportation	564	887
Food & Beverage	207	208
Consumer Products	161	162
Energy	100	93
Total	$1,907	$2,143

At December 31, 2023, Order Backlog was $1,907 million, 11.0% lower than at January 1, 2023 primarily on account of lower Order Backlog within the transportation market where several large, strategic Order Bookings were included a year ago.

The life sciences funnel remains strong, with a focus on strategic submarkets of pharmaceuticals, radiopharmaceuticals, and medical devices such as auto-fillers and auto-injectors. Management continues to see opportunities with both new and existing customers, including those customers using auto-injectors for diabetes and obesity treatments, and producers of contact lens and pre-filled syringes, as well as opportunities to provide life science solutions that leverage various integrated capabilities to serve broader customer needs. In transportation, the funnel largely includes strategic opportunities related to electric vehicles, as the global automotive industry continues to shift towards EV production. The strategic nature of EV programs can result in larger average order values, resulting in variability in Order Bookings. Management believes the Company's automated EV battery pack and assembly capabilities position ATS well within the industry. Management is working with one of its EV customers to support their revised timing on a portion of an existing program as the customer works to realign their production schedules. The near-term market for electric vehicles remains dynamic as automotive Original Equipment Manufacturers look to align capacity to end-market demand and lower platform costs, however the longer-term fundamentals remain intact and the transportation funnel is strong and reflects diversified, long-term opportunities. Funnel activity in food & beverage remains strong, particularly for energy-efficient solutions. The Company continues to benefit from strong brand recognition within the global tomato processing industry, and there is ongoing interest in automated solutions with the food & beverage market. Funnel activity in consumer products is stable; inflationary pressures continue to have an effect on discretionary spending, which may impact timing of some customer investments. Funnel activity in energy remains strong and includes some longer-term opportunities in the nuclear industry. The Company is focused on clean energy applications including solutions for the refurbishment of nuclear power plants, early participation in the small modular reactor market, and grid battery storage. Across all markets, customers are exercising normal caution in their approach to investment and spending. Funnel growth in markets where environmental, social and governance ("ESG") requirements are an increasing focus for customers — including grid battery storage, EV and nuclear, as well as consumer goods packaging — provide ATS with opportunities to use its capabilities to respond to customer sustainability standards and goals, including global and regional requirements to reduce carbon emissions. Customers seeking to de-risk or enhance the resiliency of their supply chains, address a shortage of skilled workers or combat higher labour costs also provide future opportunities for ATS to pursue. Management believes that the underlying trends driving customer demand for ATS solutions including rising labour costs, labour shortages, production onshoring or reshoring and the need for scalable, high-quality, energy-efficient production remain favourable.

Order Backlog of $1,907 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company’s Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles. These programs have extended the average period over which the Company expects to convert its Order Backlog to revenues, providing ATS with longer visibility. In the fourth quarter of fiscal 2024, management expects the conversion of Order Backlog to revenues to be in the 36% to 39% range. This estimate is calculated each quarter based on management’s assessment of project schedules across all customer contracts, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity. The fourth-quarter conversion range accounts for the impact of approximately $200 million of Order Backlog with one of the Company's EV customers that has been delayed, as noted above. Management expects that the program will restart in the first quarter of fiscal 2025.

The timing of customer decisions on larger opportunities is expected to cause variability in Order Bookings from quarter to quarter. Revenues in a given period are dependent on a combination of the volume of outstanding projects the Company is contracted to, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation. Given the specialized nature of the Company’s offerings, the size and scope of projects vary based on customer needs. The Company seeks to achieve revenue growth organically and by identifying strategic acquisition opportunities that provide access to attractive end-markets and new products and technologies and deliver hurdle-rate returns.

In the short term, ATS will continue to mitigate supply chain volatility, which has been contributing to longer lead times and cost increases in the supply base over the past several quarters. However, prolonged cost increases and price volatility have and may continue to disrupt the timing and progress of the Company’s margin expansion efforts and affect revenue recognition. In addition, with a portion of Order Backlog related to one of the Company's EV programs currently delayed, Management expects to see near-term margin pressure in its Transportation business. Over time, sustaining management's margin target assumes that the Company will successfully implement the initiatives noted below, and that such initiatives will result in improvements to its adjusted earnings from operations margin that offset these shorter-term pressures (see “Forward-Looking Statements” for a description of the risks underlying the achievement of the margin target in future periods).

The Company regularly monitors customers for changes in credit risk and does not believe that any single industry or geographic region represents significant credit risk.
In the short term, the Company expects non-cash working capital to remain elevated as large enterprise programs progress through milestones. Over the long-term, the Company expects to continue investing in non-cash working capital to support growth, with fluctuations expected on a quarter-over-quarter basis. The Company’s long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%. However, given the size and timing of milestone payments for certain large EV programs in Order Backlog, the Company could see its working capital exceed 15% of annualized revenues in certain periods as it did in the first three quarters of fiscal 2024. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the Company. Non-cash working capital as a percentage of revenues is a Non-IFRS ratio - see “Non-IFRS and Other Financial Measures.”

Management is pursuing several initiatives to grow revenues and improve profitability with the goal of expanding its adjusted earnings from operations margin to 15% over time through a combination of operational initiatives and portfolio development. Operational initiatives include a focus on pursuing continuous improvement in all business activities through the ABM, including in acquired businesses, improving global supply chain management, increasing the use of standardized platforms and technologies, and growing revenues while leveraging the Company’s cost structure. Portfolio development initiatives include efforts to grow the Company's products and after-sales service revenues as a percentage of overall revenues. After-sales revenues and reoccurring revenues, which ATS defines as revenues from ancillary products and services associated with equipment sales, and revenues from customers who purchase non-customized ATS product at regular intervals, are expected to provide some balance to customers' capital expenditure cycles. Management estimates that reoccurring revenues are currently in the range of 25% to 35% of total revenues on a trailing twelve-month basis. Moreover, the Company's financial profile, which has included strong growth, margin expansion and disciplined working capital investment, has allowed it to generate free cash flows that are reinvested back into the business. Management also sees the development of the Company's digitalization capabilities as another key area of growth for the portfolio, including the collection and interpretation of data to drive meaningful change that optimizes performance for customers. In addition, management is focused on investing in innovation and employing a consistent, strategic approach to acquisitions. The Company continues to make progress in line with its plans to integrate acquired companies, and expects to realize cost and revenue synergies consistent with announced integration plans.

Reorganization Activity
The Company periodically undertakes reviews of its operations to ensure alignment with strategic market opportunities. As a part of this review, the Company has identified and previously announced an opportunity to improve the cost structure of the organization and reallocate investment to growth areas. In the third quarter of fiscal 2024, restructuring expenses of $16.2 million were recorded in relation to the reorganization. The majority of the remaining actions are expected to be completed during the fourth quarter of fiscal 2024. The total estimated cost of these activities is expected to be at the higher end of the previously disclosed range of $15 million to $20 million.

DETAILED ANALYSIS

CONSOLIDATED RESULTS
(In millions of dollars, except per share data)

	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Revenues	$752.0	$647.0	$2,241.4	$1,846.6
Cost of revenues	538.4	463.3	1,606.7	1,331.7
Selling, general and administrative	114.2	107.3	359.8	321.3
Restructuring costs	16.2	10.5	16.2	11.7
Stock-based compensation	4.7	9.9	18.1	11.3
Earnings from operations	$78.5	$56.0	$240.6	$170.6
Net finance costs	$17.5	$19.7	$49.9	$43.9
Provision for income taxes	13.8	7.1	45.0	28.6
Net income	$47.2	$29.2	$145.7	$98.1
Basic earnings per share	$0.48	$0.32	$1.49	$1.07

Non-IFRS Financial Measures[1]	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Adjusted earnings from operations[2]	$101.2	$86.2	$301.6	$241.5
EBITDA	$113.7	$83.9	$345.4	$262.2
Adjusted EBITDA[2]	$119.3	$100.7	$354.6	$283.0
Adjusted basic earnings per share[2]	$0.65	$0.56	$1.96	$1.64
1Non-IFRS Financial Measures - see “Non-IFRS and Other Financial Measures.”
2The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures."

Consolidated Revenues
(In millions of dollars)

Revenues by type	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Revenues from construction contracts	$485.2	$422.2	$1,473.8	$1,159.7
Services rendered	153.0	124.2	444.4	354.9
Sale of goods	113.8	100.6	323.2	332.0
Total revenues	$752.0	$647.0	$2,241.4	$1,846.6

Revenues by market	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Life Sciences	$316.8	$304.1	$893.3	$885.4
Transportation	240.4	161.6	711.2	379.1
Food & Beverage	94.9	88.5	335.3	272.3
Consumer Products	69.0	69.9	217.2	222.9
Energy	30.9	22.9	84.4	86.9
Total revenues	$752.0	$647.0	$2,241.4	$1,846.6

Fiscal 2024 third quarter revenues were 16.2% or $105.0 million higher than in the corresponding period a year ago. This performance reflected year-over-year organic revenue growth (growth excluding contributions from acquired companies and foreign exchange translation) of $59.2 million or 9.1%, and revenues earned by acquired companies of $29.7 million, most notably $13.8 million from Avidity, which was acquired in the third quarter of fiscal 2024. Foreign exchange translation positively impacted revenues by $16.1 million or 2.5%, primarily reflecting the strengthening of the Euro relative to the Canadian dollar. Revenues generated from construction contracts increased 14.9% or $63.0 million due to organic revenue growth combined with positive foreign exchange translation impact. Revenues from services increased 23.2% or $28.8 million due to revenues earned by acquired companies of $18.0 million in addition to organic revenue growth and the positive impact of foreign exchange translation. Revenues from the sale of goods increased 13.1% or $13.2 million primarily due to revenues earned by acquired companies of $11.2 million in addition to a positive foreign exchange translation impact.

By market, revenues generated in life sciences increased $12.7 million or 4.2% year over year. This was primarily due to contributions from acquisitions totalling $18.2 million and the positive impact of foreign exchange translation, partially offset by revenues earned a year ago on a large $120.0 million program. Revenues in transportation increased $78.8 million or 48.8%, due to timing of program execution and on higher Order Backlog entering the third quarter of fiscal 2024, driven primarily by EV Order Bookings, including previously announced EV Order Bookings of U.S. $578.2 million. Revenues generated in food & beverage increased $6.4 million or 7.2% due to revenues earned by acquired companies and the positive impact of foreign exchange translation. Revenues generated in consumer products decreased $0.9 million or 1.3%. Revenues in energy increased $8.0 million or 34.9% due to higher Order Backlog entering the period as compared to the prior year and $3.5 million of contributions from acquisitions.
Revenues for the nine months ended December 31, 2023 were 21.4% or $394.8 million higher than in the prior year and included $59.5 million of revenues earned by acquired companies, most notably $19.8 million from Zi-Argus Australia Pty Ltd. and Zi-Argus Ltd. ("ZIA"), $13.8 million from IPCOS, and $13.8 million from Avidity. Organic revenue growth, excluding contributions from acquired companies and the impact of foreign exchange fluctuations, was $249.9 million or 13.6% higher than the corresponding period in the prior year. Organic revenue growth was primarily related to activity in transportation, driven by EV work, as well as increases in food & beverage. Foreign exchange translation positively impacted revenues by $85.4 million or 4.6%, primarily reflecting the strengthening of the U.S. dollar and Euro relative to the Canadian dollar. Revenues generated from construction contracts increased 27.1% or $314.1 million due to organic revenue growth combined with positive foreign exchange translation impact. Revenues from services increased 25.2% or $89.5 million due to revenues earned by acquired companies of $47.2 million, most notably $19.8 million from ZIA and $13.8 million from IPCOS, in addition to organic revenue growth and the positive impact of foreign exchange translation. Revenues from the sale of goods decreased 2.7% or $8.8 million primarily due to lower Order Backlog entering the period compared to the prior year, partially offset by revenues earned by acquired companies of $11.2 million, most notably Avidity, and the positive impact of foreign exchange translation.

By market, for the nine months ended December 31, 2023, revenues from life sciences increased $7.9 million or 0.9% primarily revenues earned by acquired companies of $26.6 million and a positive impact of foreign exchange translation, partially offset by revenues earned a year ago on a large $120.0 million program. Revenues in transportation increased $332.1 million or 87.6% due primarily to revenues earned on previously announced large EV Order Bookings. Revenues generated in food & beverage increased $63.0 million or 23.1% due organic revenue growth and the positive impact of foreign exchange translation. Revenues generated in consumer products decreased $5.7 million or 2.6%, due to lower Order Backlog entering the fiscal year, partially offset by contributions from acquired companies of $12.7 million. Revenues in energy decreased $2.5 million or 2.9% due to lower Order Backlog entering the fiscal year.

Cost of revenues. At $538.4 million, third quarter fiscal 2024 cost of revenues increased $75.1 million, or 16.2% compared to the corresponding period a year ago due primarily to higher revenues. Third quarter fiscal 2024 gross margin was 28.4%, compared to 28.4% in the corresponding period a year ago. Excluding acquisition-related inventory fair value charges of $0.8 million, gross margin in the third quarter of fiscal 2024 was 28.5%, 12 basis points higher than the prior year, primarily due to acquisitions partially offset by program mix. Year-to-date gross margin was 28.3% (28.4% excluding acquisition-related inventory fair value charges of $0.8 million) compared to 27.9% (or 28.4% excluding acquisition-related inventory fair value charges of $9.2 million) in the corresponding period a year ago. The year-to-date gross margin excluding acquisition-related inventory fair value charges remained flat, primarily due to acquisitions partially offset by program mix.

Selling, general and administrative (“SG&A”) expenses. SG&A expenses for the third quarter of fiscal 2024 were $114.2 million and included $17.1 million of costs related to the amortization of identifiable intangible assets on business acquisitions, $0.9 million of incremental costs related to the Company's acquisition activity, and an $11.7 million gain on sale of facilities. Excluding these items, SG&A expenses were $107.9 million in the third quarter of fiscal 2024. Comparably, SG&A expenses for the third quarter of fiscal 2023 were $93.2 million, which excluded $13.4 million of costs related to the amortization of identifiable intangible assets on business acquisitions, and $0.7 million of incremental costs related to the Company’s acquisition activity. Higher SG&A expenses in the third quarter of fiscal 2024 primarily reflected increased employee costs, the addition of SG&A expenses from acquired companies of $7.7 million and foreign exchange translation impact of $2.7 million.

For the nine months ended December 31, 2023, SG&A expenses were $359.8 million, which included $51.8 million of costs related to the amortization of identifiable intangible assets on business acquisitions, $2.1 million of incremental costs related to the Company’s acquisition activity, and an $11.7 million gain on sale of facilities. Excluding these costs, year-to-date SG&A expenses were $317.6 million. Comparably, SG&A expenses for the nine months ended January 1, 2023 were $269.6 million, which excluded $50.1 million of expenses related to the amortization of identifiable intangible assets on business acquisitions, and $1.6 million of incremental costs related to the Company’s acquisition activity. Excluding these costs, higher SG&A expenses for the nine months ended December 31, 2023 primarily reflected increased employee costs, $13.6 million of foreign exchange translation impact, and the addition of SG&A expenses from acquired companies of $17.4 million, most notably IPCOS and ZIA.

Stock-based compensation. Stock-based compensation expense was $4.7 million in the third quarter of fiscal 2024, which included $0.6 million recovery of revaluation expenses from deferred stock units and restricted share units resulting from the change in the market price of the Company's common shares between periods ("stock-based compensation revaluation expenses"). Comparably, stock-based compensation expense was $9.9 million in the corresponding period a year ago, which included $5.6 million of stock-based compensation revaluation expenses. For the nine months ended December 31, 2023, stock-based compensation expense was $18.1 million, which included $1.8 million of stock-based compensation revaluation expenses, compared to $11.3 million a year earlier, which included $1.7 million recovery of stock-based compensation expenses due to revaluation.

Earnings and adjusted earnings from operations
(in millions of dollars)

	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Earnings from operations	$78.5	$56.0	$240.6	$170.6
Amortization of acquisition-related intangible assets	17.1	13.4	51.8	50.1
Acquisition-related transaction costs	0.9	0.7	2.1	1.6
Acquisition-related inventory fair value charges	0.8	—	0.8	9.2
Gain on sale of facilities	(11.7)	—	(11.7)	—
Restructuring charges	16.2	10.5	16.2	11.7
Mark to market portion of stock-based compensation	(0.6)	5.6	1.8	(1.7)
Adjusted earnings from operations[1,2]	$101.2	$86.2	$301.6	$241.5
1Non-IFRS Financial Measure - See "Non-IFRS and Other Financial Measures."
2The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures."

Fiscal 2024 third quarter earnings from operations were $78.5 million (10.4% operating margin) compared to $56.0 million (8.7% operating margin) in the third quarter a year ago. Fiscal 2024 third quarter earnings from operations included $0.8 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $17.1 million related to amortization of acquisition-related intangible assets, $0.9 million of incremental costs for the Company's acquisition activity, and an $11.7 million gain on sale of facilities recorded to SG&A expenses, $16.2 million of restructuring charges and a $0.6 million recovery of stock-based compensation expenses due to revaluation. Third quarter of fiscal 2023 earnings from operations included $13.4 million of amortization of acquisition-related intangible assets and $0.7 million of incremental costs for acquisition activity recorded in SG&A expenses, $10.5 million of restructuring charges, and $5.6 million of stock-based compensation revaluation expenses.

Excluding these items in both quarters, adjusted earnings from operations were $101.2 million (13.5% margin), compared to $86.2 million (13.3% margin) a year ago. Third quarter fiscal 2024 adjusted earnings from operations reflected higher revenues, partially offset by increased SG&A expenses.

For the nine months ended December 31, 2023, earnings from operations were $240.6 million (10.7% operating margin), compared to $170.6 million (9.2% operating margin) a year ago. Earnings from operations included $0.8 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $51.8 million related to amortization of acquisition-related intangible assets, $2.1 million of incremental costs related to the Company’s acquisition activity and a $11.7 million gain on sale of facilities recorded in SG&A expenses, $16.2 million of restructuring charges and $1.8 million of stock-based compensation revaluation expenses. For the nine months ended January 1, 2023, earnings from operations included $9.2 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $50.1 million related to amortization of acquisition-related intangible assets and $1.6 million of incremental costs related to the Company's acquisition activity recorded to SG&A, $11.7 million of restructuring charges and a $1.7 million recovery of stock-based compensation expenses due to revaluation.

Excluding those items in both years, adjusted earnings from operations were $301.6 million (13.5% margin), compared to $241.5 million (13.1% margin) in the corresponding period a year ago. Increased year-to-date adjusted earnings from operations reflected higher revenues, partially offset by increased SG&A expenses.

Net finance costs. Net finance costs were $17.5 million in the third quarter of fiscal 2024, compared to $19.7 million a year ago. The decrease was due to greater usage of the Company's credit facility to finance acquisitions a year ago. For the nine months ended December 31, 2023, finance costs were $49.9 million compared to $43.9 million a year ago. The increase was due to higher interest rates compared to a year ago.

Income tax provision. For the three- and nine-months ended December 31, 2023, the Company’s effective income tax rates of 22.6% and 23.6%, respectively, differed from the combined Canadian basic federal and provincial income tax rate of 26.5% due to income earned in certain jurisdictions with different statutory tax rates.

Net Income. Net income for the third quarter of fiscal 2024 was $47.2 million (48 cents per share basic), compared to $29.2 million (32 cents per share basic) for the third quarter of fiscal 2023. The increase primarily reflected higher revenues, partially offset by higher cost of revenues, SG&A, and restructuring charges. Adjusted basic earnings per share were 65 cents compared to 56 cents in the third quarter of fiscal 2023 (see “Reconciliation of Non-IFRS Measures to IFRS Measures”).

Net income for the nine months ended December 31, 2023 was $145.7 million ($1.49 per share basic), an increase of $47.6 million (and $0.42 per share basic) compared to a year ago. This was primarily the result of higher revenues, partially offset by higher cost of revenues, SG&A expenses, restructuring charges, income tax expense, stock-based compensation, and finance costs. Adjusted basic earnings per share were $1.96 for the nine months ended December 31, 2023 compared to $1.64 in the corresponding period a year ago (see “Reconciliation of Non-IFRS Measures to IFRS Measures”).

Other Non-IFRS Measures of Performance
(In millions of dollars)

	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Earnings from operations	$78.5	$56.0	$240.6	$170.6
Depreciation and amortization	35.2	27.9	104.8	91.6
EBITDA[1]	$113.7	$83.9	$345.4	$262.2
Restructuring charges	16.2	10.5	16.2	11.7
Acquisition-related transaction costs	0.9	0.7	2.1	1.6
Acquisition-related inventory fair value charges	0.8	—	0.8	9.2
Mark to market portion of stock-based compensation[2]	(0.6)	5.6	1.8	(1.7)
Gain on sale of facilities	(11.7)	—	(11.7)	—
Adjusted EBITDA[1,2]	$119.3	$100.7	$354.6	$283.0
1Non-IFRS Financial Measure - See "Non-IFRS and Other Financial Measures"
2The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures."

Depreciation and amortization expense was $35.2 million in the third quarter of fiscal 2024, compared to $27.9 million a year ago; the increase was primarily related to incremental depreciation and amortization expense from recently acquired companies.
EBITDA was $113.7 million (15.1% EBITDA margin) in the third quarter of fiscal 2024 compared to $83.9 million (13.0% EBITDA margin) in the third quarter of fiscal 2023. EBITDA for the third quarter of fiscal 2024 included $16.2 million of restructuring charges, $0.9 million of incremental costs related to acquisition activity, $0.8 million of acquisition-related fair value adjustments to acquired inventories, a $0.6 million recovery of stock-based compensation expenses due to revaluation, and an $11.7 million gain on sale of facilities. EBITDA for the corresponding period in the prior year included $0.7 million of incremental costs related to acquisition activity, $10.5 million of restructuring charges, and $5.6 million of stock-based compensation revaluation expenses. Excluding these costs, adjusted EBITDA was $119.3 million (15.9% adjusted EBITDA margin), compared to $100.7 million (15.6% adjusted EBITDA margin) for the corresponding period in the prior year. Higher adjusted EBITDA reflected higher revenues partially offset by increased SG&A expenses. EBITDA is a non-IFRS measure - see “Non-IFRS and Other Financial Measures.”

Depreciation and amortization expense was $104.8 million for the first nine months of fiscal 2024, compared to $91.6 million a year ago; the increase was primarily related to incremental depreciation and amortization expense from recently acquired companies.

EBITDA was $345.4 million (15.4% EBITDA margin) in the first nine months of fiscal 2024 compared to $262.2 million (14.2% EBITDA margin) a year ago. EBITDA for the first nine months of fiscal 2024 included $16.2 million of restructuring charges, $2.1 million of incremental costs related to the Company’s acquisition activity, $0.8 million acquisition-related fair value adjustments to acquired inventories, $1.8 million of stock-based compensation revaluation expenses, and a $11.7 million gain on sale of facilities. EBITDA in the corresponding period a year ago included $11.7 million of restructuring charges, $1.6 million of incremental costs related to the Company’s acquisition activity, $9.2 million of acquisition-related inventory fair value charges, and a $1.7 million recovery of stock-based compensation expenses due to revaluation. Excluding these costs in both years, adjusted EBITDA was $354.6 million (15.8% adjusted EBITDA margin), compared to $283.0 million (15.3% adjusted EBITDA margin) a year ago. Higher adjusted EBITDA reflected higher revenues partially offset by increased SG&A expenses.

SHARE DATA
During the first nine months of fiscal 2024, 89,773 stock options were exercised. At February 6, 2024 the total number of common shares outstanding was 98,929,461. There were also 865,386 stock options outstanding to acquire common shares of the Company and 629,558 RSUs outstanding that may be settled in ATS common shares purchased on the open market where deemed advisable by the Company, as an alternative to cash payments.

In fiscal 2023, a trust was created for the purpose of purchasing common shares of the Company on the stock market. The common shares are being held in trust and will be used to settle some or all of the fiscal 2023 and 2024 RSU grants when such RSU grants are fully vested. During the three months ended December 31, 2023, nil common shares were purchased, during the nine months ended December 31, 2023 the Company acquired 387,794 common shares for $23.8 million. The trust is included in the Company's interim condensed consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

NORMAL COURSE ISSUER BID

On December 13, 2023, the Company announced that the TSX had accepted a notice filed by the Company of its intention to make a normal course issuer bid (“NCIB”). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,044,818 common shares during the 12-month period ending December 14, 2024.

For the nine months ended December 31, 2023, the Company purchased nil common shares under the recently announced and previous NCIB programs.

Some purchases under the NCIB may be made pursuant to an automatic share purchase plan between ATS and its broker. This plan enables the purchase of common shares when ATS would not ordinarily be active in the market due to internal trading blackout periods, insider trading rules, or otherwise. ATS security holders may obtain a copy of the notice, without charge, upon request from the Secretary of the Company. The NCIB program is viewed by the Company as one component of an overall capital structure strategy and complementary to its acquisition growth plans.

INVESTMENTS, LIQUIDITY, CASH FLOW AND FINANCIAL RESOURCES
(In millions of dollars, except ratios)

As at	December 31, 2023	March 31, 2023
Cash and cash equivalents	$260.9	$159.9
Debt-to-equity ratio[1]	0.85:1	1.18:1
1Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.

	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Cash, beginning of period	$187.4	$95.2	$159.9	$135.3
Total cash provided by (used in):
Operating activities	110.5	116.1	11.2	46.4
Investing activities	(269.3)	(43.1)	(315.5)	(42.1)
Financing activities	232.8	130.9	406.1	160.8
Net foreign exchange difference	(0.5)	3.0	(0.8)	1.7
Cash, end of period	$260.9	$302.1	$260.9	$302.1

In the third quarter of fiscal 2024, cash flows provided by operating activities were $110.5 million compared to $116.1 million provided by operating activities in the corresponding period a year ago. The decrease primarily related to the timing of investments in non-cash working capital in certain customer programs.

In the nine months ended December 31, 2023, cash flows provided by operating activities were $11.2 million compared to $46.4 million provided by operating activities a year ago. The year-over-year decrease related primarily to the timing of investments in non-cash working capital in certain customer programs, primarily related to EV programs.

In the third quarter of fiscal 2024, the Company’s investment in non-cash working capital decreased $35.7 million from October 1, 2023. On a year-to-date basis, investment in non-cash working capital increased $236.0 million. Accounts receivable increased by 39.5%, or $157.7 million, while net contracts in progress increased 1.3%, or $3.0 million, compared to March 31, 2023, primarily due to the timing of billings in certain customer contracts and $18.0 million of accounts receivable from recent acquisitions. The Company actively manages its accounts receivable, contract asset and contract liability balances through billing terms on long-term contracts and collection efforts. Inventories increased 21.8%, or $55.9 million, to enable fulfillment of Order Backlog, in addition to $23.0 million of inventory from acquired entities. Deposits and prepaid assets increased 21.2% or $19.8 million compared to March 31, 2023 due to $3.2 million of contributions from acquired companies, higher investment tax credits, and an increase in the fair value of forward contacts. Accounts payable and accrued liabilities decreased 4.6% or $29.7 million compared to March 31, 2023 due to timing of supplier billings and payments partially offset by contributions from acquisitions of $27.2 million.

Provisions increased 19.6% or $6.0 million compared to March 31, 2023 due to costs accrued relating to the fiscal 2024 reorganization.
The free cash flow of the Company for the nine months ended December 31, 2023 was an outflow of $51.3 million, compared to an outflow of $0.4 million a year ago primarily due to increased investments in non-cash working capital and higher investments in property, plant and equipment. The Company has a multi-year free cash flow target of 100% of net income. Free cash flow is a non-IFRS financial measure - see “Non-IFRS and Other Financial Measures.”

Non-cash working capital as a percentage of revenue was 17.8% at December 31, 2023 compared to 10.1% at March 31, 2023.

Cash investments in property, plant and equipment totalled $46.5 million in the first nine months of fiscal 2024, primarily related to the expansion and improvement of certain manufacturing facilities. Intangible asset expenditures were $16.0 million in the first nine months of fiscal 2024, primarily related to computer software and various internal development projects. Capital expenditures for fiscal 2024 for tangible assets and intangible assets are expected to be in the lower end of the $80 million to $100 million range and reflect the plan to add capacity to support growth while continuing to invest in innovation. This spend is based on the needs of the business and timing of projects, and management continues to build flexibility into plans for the balance of the year.

At December 31, 2023, the Company had $383.5 million of unutilized multipurpose credit, including letters of credit, available under existing credit facilities and an additional $287.7 million available under letter of credit facilities.

On October 5, 2023, the Company amended its senior secured credit facility (the "Credit Facility") to extend the term loan maturity to match the maturity of the revolving line of credit. The Credit Facility consists of (i) a $750.0 million secured committed revolving line of credit and (ii) a fully drawn $300.0 million non-amortized secured term credit facility; both maturing on November 4, 2026. The Credit Facility is secured by the Company’s assets, including a pledge of shares of certain of the Company’s subsidiaries. Certain of the Company’s subsidiaries also provide guarantees under the Credit Facility. At December 31, 2023, the Company had utilized $763.0 million under the Credit Facility, of which $763.0 million was classified as long-term debt (March 31, 2023 - $691.9 million) and $0.0 million by way of letters of credit (March 31, 2023 - $0.0 million). During the nine months ended December 31, 2023, the Company drew $580.8 million and repaid $542.0 million on its Credit Facility, which included proceeds from the U.S. initial public offering.

The Credit Facility is available in Canadian dollars by way of prime rate advances and/or bankers’ acceptances, in U.S. dollars by way of base rate advances and/or Term SOFR, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the bank’s prime rate or the bank’s U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For bankers’ acceptances, Term SOFR, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the bankers’ acceptance fee, Term SOFR rate, EURIBOR rate or Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see Risk Management).

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At December 31, 2023, all of the covenants were met.

The Company has additional credit facilities available of $104.2 million (40.8 million Euros, U.S.$24.0 million, 45.0 million Thai Baht, 5.0 million CNY, 5.0 million GBP, $0.2 million AUD and $1.5 million CAD). The total amount outstanding on these facilities as at December 31, 2023 was $7.6 million, of which $5.2 million was classified as bank indebtedness (March 31, 2023 - $5.8 million), $1.8 million was classified as long-term debt (March 31, 2023 - $0.2 million) and $0.6 million by way of letters of credit (March 31, 2023 - $0.2 million). The interest rates applicable to the credit facilities range from 0.03% to 8.45% per annum. A portion of the long-term debt is secured by certain assets of the Company.

The Company’s U.S. $350.0 million aggregate principal amount of senior notes (“the Senior Notes”) were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company’s ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At December 31, 2023, all of the covenants were met. Subject to certain exceptions, the Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8.1 million were deferred and are being amortized over the term of the Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S.-dollar-denominated Senior Notes (see Risk Management).

Contractual Obligations
(In millions of dollars)

The Company’s contractual obligations are as follows as at December 31, 2023:

	Payments Due by Period
	Total	<1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years
Bank indebtedness	$5.2	$5.2	$—	$—	$—	$—	$—
Long-term debt obligations[1]	1,325.0	19.5	19.5	689.7	112.1	483.1	1.1
Lease liability obligations[1]	128.6	18.0	26.4	21.3	15.6	10.1	37.2
Purchase obligations	435.5	424.4	9.2	1.4	0.5	—	—
Accounts payable and accrued liabilities	617.9	617.9	—	—	—	—	—
Total	$2,512.2	$1,085.0	$55.1	$712.4	$128.2	$493.2	$38.3
1Long-term debt obligations and lease liability obligations include principal and interest.

The Company’s off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at December 31, 2023, the total value of outstanding letters of credit was approximately $176.7 million (March 31, 2023 - $192.5 million).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its interim condensed consolidated statement of financial position.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and monitoring their credit worthiness. The Company’s credit exposure to forward foreign exchange contracts is the current replacement value of contracts that are in a gain position. The Company is also exposed to credit risk from its customers. Substantially all of the Company’s trade accounts receivable are due from customers in a variety of industries and, as such, are subject to normal credit risks from their respective industries. The Company regularly monitors customers for changes in credit risk. The Company does not believe that any single market or geographic region represents significant credit risk. Credit risk concentration, with respect to trade receivables, is mitigated as the Company primarily serves large, multinational customers and obtains receivables insurance in certain instances.

FINANCIAL INSTRUMENTS

The Company has various financial instruments including cash and cash equivalents, trade accounts receivable, bank indebtedness, trade accounts payable and accrued liabilities and long-term debt which are used in the normal course of business to maintain operations. The Company uses derivative financial instruments to help manage and mitigate various risks that the business faces.

RISK MANAGEMENT

An interest rate risk exists with financial instruments held by the Company, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous taking into account all relevant factors.

The Company uses a variable for fixed interest rate swap as a derivative financial instrument to hedge a portion of its interest rate risk. Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300.0 million non-amortized secured credit facility to a fixed 4.241% interest rate. The terms of the hedging instrument will end on November 4, 2024. Effective November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300.0 million non-amortized secured credit facility to a fixed 4.044% interest rate for the period November 4, 2024 to November 4, 2026.

A credit risk exists with financial instruments held by the Company, which is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company attempts to mitigate this risk by following policies and procedures surrounding accepting work with new customers, and performing work for a large variety of multinational customers in diversified industries.

There is a liquidity risk, which is the risk that the Company may encounter difficulties in meeting obligations associated with some financial instruments. This is managed by ensuring, to the extent possible, that the Company will have sufficient liquidity to meet its liabilities when they become due.
FOREIGN EXCHANGE RISK

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the Canadian dollar, through borrowings in currencies other than its functional currency and through its investments in its foreign-based subsidiaries.
The Company’s Canadian operations generate significant revenues in major foreign currencies, primarily U.S. dollars, which exceed the natural hedge provided by purchases of goods and services in those currencies. In order to manage a portion of this foreign currency exposure, the Company has entered into forward foreign exchange contracts. The timing and amount of these forward foreign exchange contract requirements are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company’s markets and the Company’s past experience. Certain of the Company’s foreign subsidiaries will also enter forward foreign exchange contracts to hedge identified balance sheet, revenue and purchase exposures. The Company’s forward foreign exchange contract hedging program is intended to mitigate movements in currency rates primarily over a four- to six-month period.

The Company uses cross-currency swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175.0 million into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 4.169% Canadian. The terms of the hedging instrument will end on December 15, 2025.

The Company manages foreign exchange risk on its Euro-denominated net investments. The Company uses a cross-currency interest rate swap as derivative financial instruments to hedge a portion of the foreign exchange risk related to its Euro-denominated net investment. On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap 161.1 million Euros into Canadian dollars. The Company will receive interest of 4.169% Canadian per annum and pay interest of 2.351% Euros. The terms of the hedging relationship will end on December 15, 2025.

In addition, from time to time, the Company may hedge the foreign exchange risk arising from foreign currency debt, intercompany loans, net investments in foreign-based subsidiaries and committed acquisitions through the use of forward foreign exchange contracts or other non-derivative financial instruments. The Company uses hedging as a risk management tool, not to speculate.

Period Average Exchange Rates in Canadian Dollars

	Three Months Ended			Nine Months Ended
	December 31 2023	January 1 2023	% change	December 31 2023	January 1 2023	% change
U.S. dollar	1.361	1.357	0.3%	1.349	1.314	2.7%
Euro	1.467	1.391	5.5%	1.462	1.355	7.9%

CONSOLIDATED QUARTERLY RESULTS
(In millions of dollars, except per share amounts)

	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Revenues	$752.0	$735.7	$753.6	$730.8	$647.0	$588.9	$610.6	$603.2
Earnings from operations	$78.5	$83.0	$79.0	$51.9	$56.0	$53.0	$61.6	$59.8
Adjusted earnings from operations[1,4]	$101.2	$98.3	$102.1	$101.9	$86.2	$76.1	$79.2	$81.6
Net income	$47.2	$50.7	$47.7	$29.6	$29.2	$29.5	$39.4	$39.9
Basic earnings per share	$0.48	$0.51	$0.50	$0.32	$0.32	$0.32	$0.43	$0.44
Diluted earnings per share	$0.47	$0.51	$0.50	$0.32	$0.32	$0.32	$0.42	$0.44
Adjusted basic earnings per share[1,4]	$0.65	$0.63	$0.69	$0.73	$0.56	$0.51	$0.57	$0.60
Order Bookings[2]	$668.0	$742.0	$690.0	$737.0	$979.0	$804.0	$736.0	$638.0
Order Backlog[3]	$1,907.0	$2,016.0	$2,023.0	$2,153.0	$2,143.0	$1,793.0	$1,555.0	$1,438.0
1Non-IFRS measure - See “Non-IFRS and Other Financial Measures” and “Reconciliation of Non-IFRS Measures to IFRS Measures.”
2Non-IFRS measure - See “Non-IFRS and Other Financial Measures” and “Order Bookings by Quarter.”
3Non-IFRS measure - See “Non-IFRS and Other Financial Measures” and “Order Backlog Continuity.”
4The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures."

Interim financial results are not necessarily indicative of annual or longer-term results because capital equipment markets served by the Company tend to be cyclical in nature. Operating performance quarter to quarter is also affected by the timing of revenue recognition on large programs in Order Backlog, which is impacted by such factors as customer delivery schedules, the timing of receipt of third-party components, and by the timing of acquisitions. General economic trends, product life cycles and product changes may impact revenues and operating performance. ATS typically experiences some seasonality with its Order Bookings, revenues and earnings from operations, due to employee vacations, seasonality of growing seasons within the food industry and summer plant shutdowns by its customers.

RELATED PARTY TRANSACTIONS
The Company has an agreement with a shareholder, Mason Capital Management, LLC (“Mason Capital”), pursuant to which Mason Capital has agreed to provide ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $0.5 million. As part of the agreement, Michael Martino, a member of the Company’s Board of Directors who is associated with Mason Capital, has waived any fees to which he may have otherwise been entitled for serving as a member of the Board of Directors or as a member of any committee of the Board of Directors.

There were no other significant related party transactions in the first nine months of fiscal 2024.

Reconciliation of Non-IFRS Measures to IFRS Measures
(In millions of dollars, except per share data)

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income):

	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Adjusted EBITDA[1]	$119.3	$100.7	$354.6	$283.0
Less: restructuring charges	16.2	10.5	16.2	11.7
Less: acquisition-related transaction costs	0.9	0.7	2.1	1.6
Less: acquisition-related inventory fair value charges	0.8	—	0.8	9.2
Less: mark to market portion of stock-based compensation	(0.6)	5.6	1.8	(1.7)
Less: gain on sale of facilities	(11.7)	—	(11.7)	—
EBITDA	$113.7	$83.9	$345.4	$262.2
Less: depreciation and amortization expense	35.2	27.9	104.8	91.6
Earnings from operations	$78.5	$56.0	$240.6	$170.6
Less: net finance costs	17.5	19.7	49.9	43.9
Less: provision for income taxes	13.8	7.1	45.0	28.6
Net income	$47.2	$29.2	$145.7	$98.1
1The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures."

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measure (net income and basic earnings per share):

	Three Months Ended December 31, 2023					Three Months Ended January 1, 2023
	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$78.5	$(17.5)	$(13.8)	$47.2	$0.48	$56.0	$(19.7)	$(7.1)	$29.2	$0.32
Amortization of acquisition- related intangibles	17.1	—	—	17.1	0.17	13.4	—	—	13.4	0.15
Restructuring charges	16.2	—	—	16.2	0.16	10.5	—	—	10.5	0.11
Acquisition-related inventory fair value charges	0.8	—	—	0.8	0.01	—	—	—	—	—
Acquisition-related transaction costs	0.9	—	—	0.9	0.01	0.7	—	—	0.7	0.01
Mark to market portion of stock-based compensation	(0.6)	—	—	(0.6)	(0.01)	5.6	—	—	5.6	0.06
Gain on sale of facilities	(11.7)	—	—	(11.7)	(0.11)	—	—	—	—	—
Tax effect adjustments[1]	—	—	(6.0)	(6.0)	(0.06)	—	—	(7.8)	(7.8)	(0.09)
Adjusted (non-IFRS)[2]	$101.2			$63.9	$0.65	$86.2			$51.6	$0.56
1Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.
2The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures."

	Nine Months Ended December 31, 2023					Nine Months Ended January 1, 2023
	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS	Earnings from Operations	Finance costs	Provision for income taxes	Net Income	Basic EPS
Reported (IFRS)	$240.6	$(49.9)	$(45.0)	$145.7	$1.49	$170.6	$(43.9)	$(28.6)	$98.1	$1.07
Amortization of acquisition- related intangibles	51.8	—	—	51.8	0.53	50.1	—	—	50.1	0.54
Restructuring charges	16.2	—	—	16.2	0.17	11.7	—	—	11.7	0.13
Acquisition-related fair value inventory charges	0.8	—	—	0.8	0.01	9.2	—	—	9.2	0.10
Acquisition-related transaction costs	2.1	—	—	2.1	0.02	1.6	—	—	1.6	0.02
Mark to market portion of stock-based compensation	1.8	—	—	1.8	0.02	(1.7)	—	—	(1.7)	(0.02)
Gain on sale of facilities	(11.7)	—	—	(11.7)	(0.12)	—	—	—	—	—
Tax effect of the above adjustments[1]	—	—	(15.6)	(15.6)	(0.16)	—	—	(17.9)	(17.9)	(0.20)
Adjusted (non-IFRS)[2]	$301.6			$191.1	$1.96	$241.5			$151.1	$1.64
1Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.
2The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures."

The following table reconciles organic revenue to the most directly comparable IFRS measure (revenue):

	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Organic revenue	$706.2	$599.2	$2,096.5	$1,679.4
Revenues of acquired companies	29.7	41.0	59.5	196.9
Impact of foreign exchange rate changes	16.1	6.8	85.4	(29.7)
Total revenue	$752.0	$647.0	$2,241.4	$1,846.6
Organic revenue growth	9.1%		13.6%

The following table reconciles non-cash working capital as a percentage of revenues to the most directly comparable IFRS measures:

As at	December 31 2023	March 31 2023
Accounts receivable	$557.4	$399.7
Income tax receivable	15.4	15.2
Contract assets	589.7	527.0
Inventories	312.8	256.9
Deposits, prepaids and other assets	113.2	93.4
Accounts payable and accrued liabilities	(617.9)	(647.6)
Income tax payable	(47.3)	(38.9)
Contract liabilities	(356.3)	(296.6)
Provisions	(36.6)	(30.6)
Non-cash working capital	$530.4	$278.5
Trailing six-month revenues annualized	$2,975.4	$2,755.6
Working capital %	17.8%	10.1%

The following table reconciles net debt to adjusted EBITDA to the most directly comparable IFRS measures:

As at	December 31 2023	March 31 2023
Cash and cash equivalents	$260.9	$159.9
Bank indebtedness	(5.2)	(5.8)
Current portion of lease liabilities	(26.7)	(24.0)
Current portion of long-term debt	(0.2)	(0.1)
Long-term lease liabilities	(85.2)	(73.3)
Long-term debt	(1,219.6)	(1,155.7)
Net Debt	$(1,076.0)	$(1,099.0)
Adjusted EBITDA (TTM)[1]	$472.9	$401.2
Net Debt to Adjusted EBITDA[1]	2.3x	2.7x
1The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures."

The following table reconciles free cash flow to the most directly comparable IFRS measures:

(in millions of dollars)	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Cash flows provided by operating activities	$110.5	$116.1	$11.2	$46.4
Acquisition of property, plant and equipment	(12.0)	(18.6)	(46.5)	(32.7)
Acquisition of intangible assets	(5.7)	(6.9)	(16.0)	(14.1)
Free cash flow	$92.8	$90.6	$(51.3)	$(0.4)

Certain Non-IFRS Financial Measures have been revised from previously disclosed values to exclude the impact on stock-based compensation expense of the revaluation of deferred stock units and restricted share units resulting specifically from the change in market price of the Company's common shares between periods. Management believes the adjustment provides further insight into the Company's performance.

The following table reconciles total stock-based compensation expense to its components:

(in millions of dollars)	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Total stock-based compensation expense	$4.7	$3.5	$10.0	$19.3	$9.9	$5.3	$(4.0)	$0.8
Less: mark to market portion of stock-based compensation	(0.6)	(2.0)	4.4	15.1	5.6	1.0	(8.3)	(4.2)
Base stock-based compensation expense	$5.3	$5.5	$5.6	$4.2	$4.3	$4.3	$4.3	$5.0

The following table reconciles the previously reported non-IFRS financial measures to reflect the exclusion of the stock-based compensation revaluation expenses:

(in millions of dollars)	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Previously reported: adjusted earnings from operations	$80.6	$75.1	$87.5	$85.8
Mark to market portion of stock-based compensation	5.6	1.0	(8.3)	(4.2)
Revised: adjusted earnings from operations	$86.2	$76.1	$79.2	$81.6

Previously reported: adjusted EBITDA	$95.1	$88.8	$100.8	$99.1
Mark to market portion of stock-based compensation	5.6	1.0	(8.3)	(4.2)
Revised: adjusted EBITDA	$100.7	$89.8	$92.5	$94.9

Previously reported: adjusted basic earnings per share	$0.52	$0.50	$0.64	$0.64
Mark to market portion of stock-based compensation	0.06	0.01	(0.09)	(0.05)
Tax impact of mark to market portion of stock-based compensation	(0.02)	—	0.02	0.01
Revised: adjusted basic earnings per share	$0.56	$0.51	$0.57	$0.60

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s interim condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. Uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The Company based its assumptions on information available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates as they occur.

There have been no material changes to the critical accounting estimates described in the Company’s fiscal 2023 MD&A.

Macroeconomic environment
The Company continues to operate amidst an uncertain macroeconomic environment, including inflation, supply chain disruptions, interest rate changes, regional conflicts, and the impacts of any pandemic or epidemic outbreak or resurgence. Further increases in inflation and interest rates could affect the global and Canadian economies, which could adversely affect the Company’s business, operations and customers. ATS will continue to monitor these dynamic macroeconomic conditions to assess any potential impacts on the business, financial results, and conditions of the Company. Management will continue to monitor and assess the impact of these factors on its judgments, estimates, accounting policies, and amounts recognized in the Company's interim condensed consolidated financial statements.

CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company. The control framework used in the design of disclosure controls and procedures and internal control over financial reporting is the “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

There were no significant changes or material weaknesses in the design of the Company’s internal controls over financial reporting during the third quarter of fiscal 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management, including the CEO and CFO, do not expect that the Company’s disclosure controls or internal controls over financial reporting will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

Limitation on Scope
Avidity was acquired on November 16, 2023. The Avidity earnings were consolidated from November 16, 2023. Management has not fully completed its review of internal controls over financial reporting for this newly acquired organization. Since the acquisition occurred within the 365 days of the reporting period, management has limited the scope of design and subsequent evaluation of disclosure controls and procedures and internal controls over financial reporting, as permitted pursuant to National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings. For the period covered by this MD&A, management has undertaken additional procedures to satisfy itself with respect to the accuracy and completeness of the acquired company's financial information. The following summary of financial information pertains to the acquisition that was included in ATS’ interim condensed consolidated financial statements for the quarter ended December 31, 2023.

(millions of dollars)
Revenue[1]	$13.8 million
Net income[1,3]	$0.5 million
Current assets[2]	$51.9 million
Non-current assets[2]	$271.2 million
Current liabilities[2]	$23.3 million
Non-current liabilities[2]	$36.7 million
1 Results from November 16, 2023 to December 31, 2023
2 Balance sheet as at December 31, 2023
3 Net income includes items excluded from management's internal analysis of results, such as amortization expense of acquisition-related intangible assets, acquisition-related fair value adjustments to acquired inventories, finance costs, and certain other adjustments.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company’s strategy to expand organically and through acquisition, and the expected benefits to be derived; the ABM; disciplined acquisitions; various market opportunities for ATS; expanding in emerging markets; the Company’s Order Backlog partially mitigating the impact of variable Order Bookings; rate of Order Backlog conversion to revenue; the potential impact of timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; expected benefits with respect to the Company’s efforts to grow its product portfolio and after-sale service revenues; Company’s goal of expanding its adjusted earnings from operations margin over the long term and potential impact of supply chain disruptions; the ability of after-sales revenues and reoccurring revenues to provide some balance to customers’ capital expenditure cycles; the range of reoccurring revenues as a percentage of total revenues; the impact of developing the Company’s digitalization capabilities, including the collection and interpretation of data, as a key area of growth, and to drive meaningful change to optimize performance for customers; expectation of synergies from integration of acquired companies; non-cash working capital levels as a percentage of revenues in the short-term and the long-term; reorganization activity, and its ability to improve the cost structure of the Company, and to be reallocated to growth areas, and the expected timing and cost of this reorganization activity; expectations in relation to meeting liquidity and funding requirements for investments; potential to use debt or equity financing to support strategic opportunities and growth strategy; underlying trends driving customer demand; potential impacts of variability in bookings caused by the strategic nature and size of electric vehicle programs; expected capital expenditures for fiscal 2024; the Company’s belief with respect to the outcome of certain lawsuits, claims and contingencies; and the uncertainty and potential impact on the Company’s business and operations due to the current macroeconomic environment including the impacts of infectious diseases or any epidemic or pandemic outbreak or resurgence, inflation, supply chain disruptions, interest rate changes, and regional conflicts.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative strength of the Canadian dollar; risks related to customer concentration; risks related to a recession, slowdown, and/or sustained downturn in the economy; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the effect of events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transaction counterparties, or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks, that have in the past and may in the future lead to market-wide liquidity problems; energy shortages and global prices increases; inability to successfully expand organically or through acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions; or to raise, through debt or equity, or otherwise have available, required capital; that the ABM is not effective in accomplishing its goals; ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes; the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; failure to convert Order Backlog to revenue and/or variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to expand adjusted earnings from operations margin over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that after-sales or reoccurring revenues do not provide the expected balance to customers’

expenditure cycles; that reoccurring revenues are not in the expected range; the development of the Company’s digitalization capabilities fails to achieve the growth or change expected; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that planned reorganization activity does not succeed in improving the cost structure of the Company or that the investment is not reallocated to growth areas, or is not completed at the cost or within the timelines expected, or at all; underlying trends driving customer demand will not materialize or have the impact expected; that capital expenditure targets are increased in the future or the Company experiences cost increases in relation thereto; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS’ annual information form for the fiscal year ended March 31, 2023, which are available on the System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.com and on the U.S. Securities Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company’s business and operations; the ability of ATS to execute on its business objectives; and general economic and political conditions, and global events, including any epidemic or pandemic outbreak or resurgence.

Forward-looking statements included in this MD&A are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

NON-IFRS AND OTHER FINANCIAL MEASURES

Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms “EBITDA”, "organic revenue", “adjusted net income”, “adjusted earnings from operations”, “adjusted EBITDA”, “adjusted basic earnings per share”, and “free cash flow”, are non-IFRS financial measures, “EBITDA margin”, “adjusted earnings from operations margin”, “adjusted EBITDA margin”, "organic revenue growth", “non-cash working capital as a percentage of revenues”, and “net debt to adjusted EBITDA” are non-IFRS ratios, and "operating margin", “Order Bookings”, "organic Order Bookings", "organic Order Bookings growth", “Order Backlog”, and “book-to-bill ratio” are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses “earnings from operations”, which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company’s consolidated statements of income as net income excluding income tax expense and net finance costs. Operating margin is an expression of the Company’s earnings from operations as a percentage of revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company’s EBITDA as a percentage of revenues. Organic revenue is defined as revenues in the stated period excluding revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported revenue of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management’s internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature (“adjustment items”). Adjusted earnings from operations margin is an expression of the Company’s adjusted earnings from operations as a percentage of revenues. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Adjusted EBITDA margin is an expression of the entity’s adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Non-cash working capital as a percentage of revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter revenues annualized. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to adjusted EBITDA. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated period organic Order Bookings with the reported Order Bookings of the comparable prior period. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to revenue.

Following amendments to ATS’ Restricted Stock Unit ("RSU") Plan in 2022 to provide for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for equity-settled RSUs using the equity method of accounting. However, prior RSU grants which will be cash-settled and deferred stock unit ("DSU") grants which will be cash-settled are accounted for as described in the Company's annual consolidated financial statements and have significant volatility period over period based on the fluctuating price of ATS’ common shares. As a result, certain Non-IFRS Financial Measures (EBITDA, adjusted EBITDA, net debt to adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) were revised from previously disclosed values to exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides further insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Operating margin, adjusted earnings from operations, EBITDA, EBITDA margin, adjusted EBITDA, and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company’s operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company’s ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business’ ongoing operating performance. Management uses the measure “non-cash working capital as a percentage of revenues” to assess overall liquidity. Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to adjusted EBITDA as a measurement of leverage of the Company. Order Bookings provide an indication of the Company’s ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company's performance and evaluation long-term performance trends. Organic Order Bookings growth also facilities easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Book to bill ratio is used to measure the Company’s ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income, (ii) adjusted earnings from operations to earnings from operations, (iii) adjusted net income to net income, (iv) adjusted basic earnings per share to basic earnings per share (v) free cash flow to its IFRS measure components and (vi) organic revenue to revenue, in each case for the three- and nine-months ended December 31, 2023 and January 1, 2023, is contained in this MD&A (see “Reconciliation of Non-IFRS Measures to IFRS Measures”). This MD&A also contains a reconciliation of (i) non-cash working capital as a percentage of revenues and (ii) net debt to their IFRS measure components, in each case at both December 31, 2023 and March 31, 2023 (see “Reconciliation of Non-IFRS Measures to IFRS Measures”). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three- and nine-months ended December 31, 2023 and January 1, 2023 is also contained in this MD&A (see “Order Backlog Continuity”).